
January 5, 2022

Andrea M. Fike
General Counsel and Secretary
APi Group Corporation
1100 Old Highway 8 NW
New Brighton, MN 55112

       **Re:  APi Group Corporation**
            **Registration Statement on Form S-3**
            **Filed January 3, 2022**
            **File No. 333-261985**

Dear Ms. Fike:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joe Ambrogi at 202-551-4821 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction

cc:    Brian J. Gavsie